Contact

www.linkedin.com/in/fieselman
(LinkedIn)

Top Skills

Executive Management

Finance

Operations Management

Honors-Awards

Toyota TogetherGreen Fellow

Senior Fellow, Environmental
Leadership Program

Weiss Urban Livability Fellow

Coca-Colar Scholar

Laura Fieselman

Mission-driven. Startup Leader | Board Director | Investor
Chapel Hill, North Carolina, United States

Summary

High energy, execution-focused leader, board director, and investor
for impact-driven startups. GSHIDO generalist with an active
listening superpower who thrives on tackling complex, ambiguous
challenges and delivering results. High accountability, initiative, and
resourcefulness.

Experience

Salient

2 years 2 months

Vice President Operations
September 2024 - Present (2 months)
Boston, Massachusetts, United States

Leading biz ops, people ops, commercial ops, finance, marketing, and non-
dilutive functions.

Head of Operations
September 2022 - September 2024 (2 years 1 month)
Boston, Massachusetts, United States

Salient helps organizations profit and create positive impact by using
advanced long-range weather analytics.

Skyven Technologies

Chief of Staff
September 2020 - August 2022 (2 years)
Dallas, Texas, United States

Decarbonize profitably. Skyven is an industrial Energy-as-a-Service (EaaS)
company which funds and de-risks capital projects to reduce carbon emissions
caused by process heat.

Wild Gift

2 years 11 months

Interim Executive Director
August 2020 - May 2021 (10 months)

Sun Valley, Idaho, United States

Wilderness immersion for social impact leaderes.

Program Director
April 2019 - August 2020 (1 year 5 months)

Fellow
July 2018 - September 2019 (1 year 3 months)

University of North Carolina at Chapel Hill
5 years 3 months

Assistant Professor (Adjunct), Social Entrepreneurship
December 2018 - May 2021 (2 years 6 months)
Chapel Hill, North Carolina, United States

Lecturer, Social Innovation
January 2017 - December 2018 (2 years)
Chapel Hill, NC

Manager, CUBE Social Innovation Incubator
March 2016 - September 2018 (2 years 7 months)
Chapel Hill, North Carolina

The CUBE is UNC's hub for mission-driven entrepreneurs. Human-centered design, problem discovery, theories and processes of change, stakeholder discovery and analysis, competitive landscaping, lean prototyping, business model canvas design, partnership building, scaling and growth programming are included.

Equiti Foods
Chief Operations Officer
January 2019 - January 2021 (2 years 1 month)
Chapel Hill, North Carolina, United States

Good, healthy food for all's first employee. Equiti Foods' flagship product line is Good Bowls: healthy, tasty frozen meals based on the Mediterranean Diet with a Southern twist.

Meredith College
Sustainability Officer
2008 - 2012 (4 years)
Raleigh, NC

Pacific University
Sustainability Officer
2006 - 2008 (2 years)
Forest Grove, Oregon

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Education

McGill University
Bachelor of Arts

University of North Carolina at Chapel Hill
Weiss Urban Livability Fellow

Environmental Leadership Program
Senior Fellow · (2009)

North Carolina School of Science and Mathematics